WISHBONE PET PRODUCTS INC.

38th Street, New Sehaile,

Beirut, Lebanon

Telephone & Facsimile: 1-888-414-6832

January 4, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Nguyen

Dear Sirs:

Re:	Registration Statement on Form S-1
Amendment No. 2 – File No. 333-183839

We have received your letter dated December 19, 2012 containing comments on the second amended filing of our S-1 registration statement. We respond to those comments as follows:

General

1.	Please submit a marked version of your amendment, reflecting changes made in amendment no. 3 compared to amendment no. 2, as correspondence on EDGAR. Additionally, please file a marked version of your filing as correspondence on EDGAR with subsequent amendments. Refer to Item 210 of Regulation S-T.

We have filed a marked version of our amended registration statement that reflects the changes from the previous amendment.

Summary, page 4

2.	Please include in one of your introductory paragraphs to disclose your shell company status and caution investors as to the highly illiquid nature of an investment in your shares.

We have included the following disclosure in the first paragraph in the Summary section:

“We are considered to be a “shell company”, which is a company with either no or nominal operations or assets, or assets consisting solely of cash and cash equivalents. An investment in the shares of a shell company should be considered highly illiquid given the resale restrictions that apply to them.”

3.	Please revise this section to disclose your net losses and accumulated deficit as of October 31, 2012, and your cash on hand as of the most recent practicable date.

We have disclosed our net losses and accumulated deficit as of October 31, 2012, as well as our current cash on hand balance.

Financial Statements

4.	Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

We have included updated unaudited financial statements for the interim period ended October 31, 2012 in our amended registration statement and have updated other financial disclosure in the document accordingly.

Yours truly,

/s/ Rami Tabet

Wishbone Pet Products Inc.

Rami Tabet, President